May 14, 2009

Robert S. Littlepage, Jr.

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acuity Brands, Inc.
Form 10-K for Fiscal Year Ended August 31, 2008
Form 10-Q for Fiscal Quarter Ended February 28, 2009
File No. 1-16583

Dear Mr. Littlepage:

We are writing in response to the letter (the “Comment Letter”) dated April 21, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (“Acuity Brands” or the “Company”) Form 10-K for the fiscal year end August 31, 2008 and Form 10-Q for the fiscal quarter ended February 28, 2009. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for Fiscal Quarter Ended February 28, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies, page 23

Goodwill, page 23

Staff Comment 1: We note your response to prior comment 8. You state that your analysis of goodwill impairment during the second quarter of 2009 included downward adjustments to your revenue forecasts and related short-term growth rates. Tell us and disclose, in future filings, the growth rates that you used in your analysis. In this regard, we note your disclosures at page 22 regarding your outlook. We believe that you should disclose the specific impact of these expectations on your impairment test assumptions.

In addition, tell us how you defined “significant” in making the determination that the fair value of the ABL reporting unit exceeded the carrying value by a significant amount. In order to provide transparency about the possibility of future impairments, we believe that you should disclose the percentage by which the fair value of the reporting unit would have to decline in order to fail step one of the goodwill impairment test.

Response 1: In the Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009 (the “Form 10-Q”) the Company disclosed that short-term growth (or decline) rates are based on management’s forecasted financial results which consider key business drivers such as specific revenue growth initiatives, market share changes, growth (or decline) in non-residential and residential construction markets, and general economic

Robert S. Littlepage, Jr.

May 14, 2009

factors such as credit availability and interest rates. Additionally, the Company disclosed the long-term growth rate of 3% and, in the Outlook section of the Form 10-Q, its expectation for the percentage decline in full year revenues compared with the year ago period to be at least in the middle to upper teens. The Company believes this disclosure in the Form 10-Q provide the reader with sufficient information regarding the basis of management’s growth rate assumptions used in its analysis of goodwill impairment, especially since, as the Company disclosed in the Form 10-Q, the estimated fair value of the ABL reporting unit continues to exceed the carrying value by a significant amount. In future filings, the Company will consider, as appropriate, expanded qualitative disclosures regarding revenue forecasts should the estimated fair value cease exceeding its carrying value by a significant amount.

The Company defines “significant” in relation to the recoverability of goodwill as an amount by which the fair value of the reporting unit exceeds its carrying value such that any reasonably likely changes in the assumptions would not result in an indication of impairment requiring the Company to perform step two of the test. In future periods, if the fair value of the ABL reporting does not significantly exceed its carrying value, the Company will consider making additional disclosures.

Indefinite Lived Intangible Assets, page 23

Staff Comment 2: We note your response to prior comment 9. Please address the following items:

•	Similar to the comment issued above regarding goodwill, please tell us and disclose the rates of expected revenue growth or decline that were utilized in your intangible assets impairment test.

•	Tell us and disclose, in more detail, how you developed your assumptions regarding the amount a willing third party would pay to use each trade name.

•

For the trade names with a fair value that significantly exceeded its carrying value, tell us how you defined “significant.” Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.

•

You state that the Mark Lighting trade name exceeds its carrying value by approximately 10%. Provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

Response 2: The Company provides the following responses:

•

In the Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009 the Company disclosed that short-term growth (or decline) rates are based on management’s forecasted financial results which consider key business drivers such as specific revenue growth initiatives, market share changes, growth (or decline) in non-residential and residential construction markets, and general economic factors such as credit availability and interest rates. Additionally, the Company disclosed the long-term growth rate of 3% and, in the Outlook section of the filing, its expectation for the percentage decline in full year revenues compared with the year ago period to be at least in the middle to upper teens. The Company believes this disclosure in the Form 10-Q provide the reader with sufficient information regarding the basis of management’s growth rate assumptions used in its analysis of indefinite lived intangible assets. In future filings, the Company will consider, as appropriate, expanded qualitative disclosures regarding revenue forecasts for units of accounting where the fair value does not exceed its carrying value by a significant amount.

•

The theoretical royalty rate is primarily estimated using a factor of operating profit margins related to each specific trade name. However, management may adjust the derived rate based on assumptions regarding the reputation and importance of the trade name in the industry and/or data pertaining to the royalty rates that unrelated parties have negotiated for the use of trade names and trademarks in the industry. The Company will include similar disclosure in future filings.

Robert S. Littlepage, Jr.

May 14, 2009

•

The Company defines “significant” in relation to the recoverability of indefinite lived intangibles as an amount by which the fair value of the reporting unit exceeds its carrying value such that any reasonably likely changes in the assumptions would not result in an impairment charge. In future periods, if the fair values of material trade names do not significantly exceed the carrying values, the Company will consider making additional disclosures.

•

Since any hypothetical impairment related to the Mark Lighting trade name based on reasonably likely changes in the assumptions is not material, the Company does not feel it is necessary to provide a sensitivity analysis. In future periods, if reasonably likely changes to the assumptions would result in a material impairment, the Company will consider additional disclosures.

Please feel free to contact me at (404) 853-1464 with any questions concerning this letter.

ACUITY BRANDS, INC.

/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer

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